Leading Brands, Inc.
Management’s Discussion & Analysis
For the three and six months ended August 31, 2011

September 29, 2011

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2011 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Change in Accounting Policies

On March 1, 2011, the Company transitioned from Canadian GAAP to U.S.GAAP. As disclosed in prior quarterly filings and the year-end financial statements, the Company elected to adopt U.S.GAAP on the basis that the Company trades exclusively in the U.S. Amounts reported for August 31, 2010 have been restated for comparative purposes.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information on page 5 of this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

During the three months ended August 31, 2011 the Company improved its Margin Percentage from 39.1% in the quarter ended August 31, 2010 to 42.4% in the quarter ended August 31, 2011.This improvement in margin is driven by the Company’s continued focus on higher margin products, cost controls and improved operating efficiencies.

For the three months ended August 31, 2011, the Company reported gross sales of $5.7 million and net income of $645,989 as compared to gross sales of $6.3 million and net loss of $549,072 in the corresponding quarter of the prior year. The increase in net income for the quarter was attributable primarily to a reduction in stock based compensation expense by $1.1 million over the comparative period.

EBITDAS for the quarter was $1,202,499 compared to $1,133,038 in the same period of 2010.The increase in EBITDAS is explained by reduced cost of sales and lower discounts, rebates, and slotting fees.

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	August 31, 2011	August 31, 2010	Change
Manufactured Products	$5,466,698	$5,709,200	$(242,502)
Purchased Products	262,690	581,474	(318,784)
Total Gross Revenue	$5,729,388	$6,290,674	$(561,286)
Discounts, Allowances and Rebates	(258,653)	(424,065)	165,412
Net Revenue	$5,470,735	$5,866,609	$(395,874)

Gross revenue for the quarter ended August 31, 2011 was $5,729,388 compared to $6,290,674 for the same period of the previous year, representing a decrease of $561,286 or 8.9% . This decrease is principally due to colder than average weather in the Company’s principal markets in the period and the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the quarter ended August 31, 2011 decreased $165,412 compared to the same period of the prior year as a result of lower discounts on the Company’s branded beverages during the period.

	Six months ended	Six months ended
Revenue	August 31, 2011	August 31, 2010	Change
Manufactured Products	$10,582,619	$10,751,706	$(169,087)
Purchased Products	492,238	1,0941,648	(602,410)
Total Gross Revenue	$11,074,857	$11,846,354	$(771,497)
Discounts, Allowances and Rebates	(598,195)	(843,363)	245,168
Net Revenue	$10,476,662	$11,002,991	$(526,329)

Gross revenue for the six months ended August 31, 2011 was $11,074,857 compared to $11,846,354 for the same period of the previous year, representing a decrease of $771,497 or 6.5% . This decrease is principally due to colder than average weather in the Company’s principal markets in the period and the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the six months ended August 31, 2011 decreased $245,168 compared to the same period of the prior year as a result of lower discounts on the Company’s branded beverages during the period and the discontinuation by the Company of a licensed brand.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2011	August 31, 2010	Change
Manufactured
Products	$2,917,091	$3,137,868	$(220,777)
Purchased Products	235,366	434,155	(198,789)
Total	$3,152,457	$3,572,023	$(419,566)

Cost of sales for the quarter ended August 31, 2011 were $3,152,457 compared to $3,572,023 for the same period of the previous year, representing a decrease of $419,566 or 11.7% . The decrease in cost of sales is the result of a corresponding decrease in sales volumes and greater operating efficiencies in the quarter ended August 31, 2011.

	Six months ended	Six months ended
Cost of Sales	August 31, 2011	August 31, 2010	Change
Manufactured
Products	$5,699,269	$5,839,404	$(140,135)
Purchased Products	441,037	854,022	(412,985)
Total	$6,140,306	$6,693,426	$(553,120)

Cost of sales for the six months ended August 31, 2011 were $6,140,306 compared to $6,693,426 for the same period of the previous year, representing a decrease of $553,120 or 8.3% . The decrease in cost of sales is the result of a corresponding decrease in sales volumes and greater operating efficiencies in the six months ended August 31, 2011.

Margin

	Quarter ended	Quarter ended
Margin	August 31, 2011	August 31, 2010	Change
Manufactured Products	$2,303,886	$2,210,877	$93,009
Purchased Products	13,392	83,709	(70,317)
Total	$2,317,278	$2,294,586	$23,692
Margin percentage	42.4%	39.1%	3.3%

Margin for the quarter ended August 31, 2011 was $2,317,278 compared to $2,294,586 for the same quarter of the previous year, representing an increase in margin percentage of 3.3% .

	Six months ended	Six months ended
Margin	August 31, 2011	August 31, 2010	Change
Manufactured Products	$4,310,972	$4,184,955	$126,017
Purchased Products	26,384	124,610	(98,226)
Total	$4,337,356	$4,309,565	$27,791
Margin percentage	41.4%	39.2%	2.2%

Margin for the six months ended August 31, 2011 was $4,337,356 compared to $4,309,565 for the same period of the previous year, representing an increase in margin percentage of 2.2% .

Selling, General and Administration Expenses

Selling, general and administration expenses decreased by $1,256,759 (53.7%) from $2,338,097 in the same quarter of the prior year to $1,081,338 in the quarter ended August 31, 2011. This decrease is due to a $1,116,679 reduction in stock based compensation expense and additional reductions in professional fees, and administrative salary and benefit expenses.

In the year ended February 28, 2011, the Company reclassified certain amounts from selling, general and administrative expenses to cost of sales and foreign exchange gain. The comparative amounts presented herein were reclassified to conform to this new presentation.

Summary of Quarterly Results

	August31 (Q2)		May31 (Q1)		February28 (Q4)		November30 (Q3)
	2011	2010	2011	2010	2011	2010	2010	2009
Net sales / operating revenue	$ 5,470,735	$ 5,866,609	$ 5,005,927	$ 5,136,382	$ 4,036,304	$ 4,653,550	$ 3,869,736	$ 4,350,703
Net income (loss)	$ 645,989	$ (549,072)	$ 448,061	$ 408,224	$ 94,816	$ 99,639	$ 46,588	$ 66,288
Net income (loss) per share	$ 0.19	$ (0.14)	$ 0.13	$ 0.05	$ 0.02	$ 0.03	$ 0.01	$ 0.02
Net income (loss) per share, diluted	$ 0.18	$ (0.14)	$ 0.12	$ 0.05	$ 0.02	$ 0.03	$ 0.01	$ 0.02

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income Before Stock Based Compensation Expense is as follows:

	August 31 (Q1)		May31 (Q1)		February28 (Q4)		November30 (Q3)
	2011	2010	2011	2010	2011	2010	2010	2009
Net income (loss)	$ 645,989	$ (549,072)	$ 448,061	$ 408,224	$ 94,816	$ 99,639	$ 46,588	$ 66,288
Stock based compensation	$ 64,419	$ 1,181,098	$ 167,180	$ 69,787	$ 218,450	$ 58,619	$ 205,539	$ 52,108
Net income (loss) before stock based compensation	$ 710,408	$ 632,026	$ 615,241	$ 478,011	$ 313,266	$ 158,258	$ 252,127	$ 118,396

Other Information

EBITDAS	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010
Net income	$645,989	$(549,072)	$1,094,050	$(140,848)
Interest, net	24,282	41,817	49,569	86,073
Depreciation and amortization	168,463	173,702	335,643	343,435
Stock based compensation expense	64,419	1,181,098	233,061	1,250,886
Income taxes	299,346	285,493	520,877	490,808
EBITDAS	$1,202,499	$1,133,038	$2,233,200	$2,030,354

Margin	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010
Net revenue	$5,470,735	$5,866,609	$10,476,662	$11,002,991
Less: cost of sales	(3,151,457)	(3,572,023)	(6,139,306)	(6,693,425)
Margin	$2,319,278	$2,294,586	$4,337,356	$(4,309,566)
Margin % of Net Revenue	42.4%	39.1%	41.4%	39.2%

Related Party Transactions

Related party transactions are included in the accounts of the Company as follows:

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010

i)	Incurred consulting fees with a company related by a director in common	$21,000	$21,000	$42,000	$42,000

ii)	Incurred professional service fees with a company related by a director in common	132,000	132,000	264,000	264,000

iii)	Incurred marketing consulting services with a company related by a director in common	17,800	15,800	37,100	37,800

iv)	Incurred consulting fees with a company related by an officer in common	57,450	55,229	122,250	116,198

v)	Incurred services from a company related by a director in common	1,480	431	5,428	2,399

Cash flows

Cash provided by	Quarter ended	Quarter ended
(used in):	August 31, 2011	August 31, 2010	Change
Operating activities	$1,217,813	$745,884	$471,929
Investing activities	$(50,938)	$(329,938)	$279,000
Financing activities	$(1,024,551)	$(460,197)	$(564,354)

During the quarter, cash generated from operating activities increased by $471,929 compared to the same period of the prior year. This increase is primarily attributable to the timing of a significant accounts receivable balance in the comparative period and the receipt of a significant accounts receivable balance that was outstanding at May 31, 2011.

The increase in cash utilized for investing activities period over period is attributable to capital expenditures relating to the final stage of completion of a plant line-upgrade and reconfiguration project that was ongoing in the first quarter.

Cash utilized for financing activities was $1,024,551 during the quarter representing a $564,354 increase compared to the Q2 2010. The increase in cash utilized by financing activities is primarily a result of the Company’s share repurchase plan and repayment of debt. During the quarter, the Company repurchased 180,768 shares at a cost of $622,426.

Cash provided by	Six months ended	Six months ended
(used in):	August 31, 2011	August 31, 2010	Change
Operating activities	$1,488,863	$1,463,712	$25,151
Investing activities	$(295,392)	$(416,234)	$120,842
Financing activities	$(1,448,943)	$(653,271)	$(795,672)

For the six months ended August 31, 3011, operating activities are consistent. Investing activities are attributable to a plant line upgrade that commenced in late 2010 and saw completion in early Q2 2011.

Cash utilized for financing activities was $1,448,943 during the six months ended August 31, 2011, representing an increase of $795,672 compared to the same period in 2010. The increase in cash utilized by financing activities is primarily a result of the Company’s share repurchase plan and repayment of debt. Fiscal year to date, the Company has repurchased 279,581 shares at a cost of $946,028.

Liquidity and Capital Resources

The Company has realized a net working capital increase of 27% since the prior year-ended February 28, 2011. As at August 31, 2011, the Company has net working capital of $2,358,526. In addition, at August 31, 2011 the Company had $1,212,000 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At August 31, 2011 this credit facility was not utilized.

Total Net Working Capital	August 31, 2011	August 31, 2010
Total Current Assets	$4,296,976	$5,012,952
Less: Total Current Liabilities	(1,938,450)	(2,533,514)
Total Net Working Capital	$2,358,526	$2,479,438

Considering the positive net working capital position, including the cash and cash equivalents on hand at August 31, 2011, and available debt, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2011 and are available in the February 28, 2011 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management and capital management can be found in Note 9 and Note 10 of the quarterly financial statements.

Disclosure of Outstanding Share Data

At September 29, 2011, the Company had 3,302,968 issued and outstanding common shares excluding the 5,100 held in treasury, 960,000 issued and outstanding stock options, of which 868,992 were vested, and 363,400 issued and outstanding common share purchase warrants.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no material changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;

  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.